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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                         SEC FILE NUMBER: 0-8402
                                                         CUSIP NUMBER: 463664102

                                  (Check One):
[_] Form 10-K   [_] Form 11-K   [_] Form 20-F   [X] Form 10-Q   [_] Form N-SAR

For Period Ended:  January 2, 2000

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
______________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________
PART I - REGISTRANT INFORMATION

______________________________________________________________________________
Full Name of Registrant

                IRVINE SENSORS CORPORATION
______________________________________________________________________________
Former Name if Applicable

______________________________________________________________________________
Address of Principal Executive Office (Street and Number)

                3001 Redhill Avenue, Building 3
_______________________________________________________________________________
City, State and Zip Code

                Costa Mesa, CA 92626
______________________________________________________________________________

PART II - RULES 12b-25(b) AND (c)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b)  The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
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     (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

                                   Not Applicable
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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11K, 20-F, 1000-Q or N-SAR or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

During and subsequent to the quarterly period ended January 2, 2000, the Registrant and one of its consolidated subsidiaries engaged in capital raising transactions that placed a strain on management and accounting resources. In addition, the Registrant's Controller experienced a family medical emergency that caused a disruption in the preparation of material for SAS 71 review by auditors. The combination of these factors has caused the Registrant to be unable to complete its quarterly report for the first quarter of fiscal 2000 within the prescribed time period.

______________________________________________________________________________

PART IV - OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification

    John J. Stuart, Jr.          (714)                 549-8211
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        (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  [X]  Yes    [_]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [X]  Yes    [_]  No

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     If so:  attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Consolidated revenues for the quarterly period ended January 2, 2000 were approximately 20% higher than the approximate $2.7 million of the quarterly period ended December 27, 1998, reflecting increased product sales by the Registrant's consolidated subsidiary, Novalog, Inc. Consolidated net less for the quarterly period ended January 2, 2000 was approximately 85% greater than the approximate $1.4 million net loss of the comparable period last year, reflecting increased expenses of the Registrant's consolidated subsidiaries as well as increased corporate expenses to support the subsidiaries' development.

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                           IRVINE SENSORS CORPORATION
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  February 16, 2000.          By:    /s/ John J. Stuart, Jr.
                                        -------------------------
                                        Senior Vice President and
                                        Chief Financial Officer
                                        (Principal Financial and
                                        Accounting Officer)

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